Exhibit 99.1

Avant Brands and IM Cannabis Announce the Launch of BLK MKT in Israel

Kelowna, BC and Glil Yam, Israel – October 12, 2022 – Avant Brands Inc. (TSX: AVNT) (OTCQX: AVTBF) (FRA: 1BU0) (“Avant” or the “Company”) and IM Cannabis Corp. (“IMC”) (CSE: IMCC) (NASDAQ: IMCC) jointly announce the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting IMC the exclusive right to launch the BLKMKT brand in the Israeli medical cannabis market. The Licensing Agreement constitutes a significant milestone in the maturing and mutually beneficial relationship between the two premium cannabis companies in the Canadian and Israeli medical cannabis markets.

Under the terms of the License Agreement, a subsidiary of Avant will license the Company’s premium- cannabis flagship BLKMKT brand to an Israeli subsidiary of IMC for use on IMC’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant, and sold to IMC affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT brand into the current IMC premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the two companies over the past two years. It will further strengthen IMC’s business model in Israel that offers medical cannabis patients quality, ultra-premium brands, such as WAGNERS, IMC, and more.

The Licensing Agreement signals IMC’s commitment to implementing a premium strategy and acts as another step to establish the Company’s leadership of the ultra-premium segment in Israel. IMC and Avant have enjoyed tremendous success from their partnership so far, which combines Avant’s top-of-the-line products and IMC’s excellent go-to-market execution. Thanks to this growing partnership, ultra-premium-priced strains, such as Alien SinMint Cookies and Watermelon Zkittlez, sold out in record time.

“We are excited to strengthen our highly successful partnership with IMC,” said Norton Singhavon, CEO, Avant Brands. “This agreement represents a major milestone with respect to expanding our products and brands in international markets.”

“Medical cannabis patients in Israel are demanding the highest quality indoor cannabis products. By evolving our partnership with Avant, we continue to improve our supply chain and ability to provide ultra-premium, quality product to the Israeli medical cannabis market,” Oren Shuster, CEO of IM Cannabis commented.

Avant has made multiple shipments to Israel under the terms of a previously announced supply agreement with Focus Medical Herbs Ltd. (“Focus Medical”). In order to facilitate these exports, Avant’s cultivation facilities must successfully complete rigorous audits in order to secure ICANN-G.A.P accreditation from the Israeli Institute of Quality & Control.

About Avant Brands Inc.

Avant is an innovative, market-leading premium cannabis company. Avant has multiple licensed and operational production facilities across Canada, which produce high-quality, handcrafted cannabis products for our highly desired, and award-winning consumer brands, sold across both recreational and medical channels.

 Avant’s recreational consumer brands include: BLK MKT™, Tenzo™, Cognōscente™ and Treehugger™, all produced from rare and exceptional cultivars, and sold in British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, and the Yukon. The Company’s medical cannabis brand, GreenTec™, is distributed nationwide, directly to qualified patients through its GreenTec Medical portal, and through various medical cannabis partners.

 Avant is a publicly traded corporation listed on the Toronto Stock Exchange (TSX: AVNT), and cross-trades on the OTCQX Best Market (OTCQX: AVTBF) and Frankfurt Stock Exchange (FRA: 1BU0). The Company is headquartered in Kelowna, British Columbia and has operations in British Columbia, Alberta and Ontario.

To learn more about Avant, to access the investor presentation, or learn more about its consumer brands, please visit www.avantbrands.ca.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages IMC’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, IMC has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. IMC also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market from its facilities in Ontario and Nova Scotia under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

For additional information, please contact:

Investor Relations at Avant Brands Inc.
1-800-351-6358
ir@avantbrands.ca

Investor Relations at IM Cannabis
Maya Lustig +972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
O: +972-77-3603504
E: info@imcannabis.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This press release includes certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), including statements regarding the plans, intentions, beliefs and current expectations of the Company and IMC with respect to future business activities and operating performance. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “may”, “would”, “could”, “should”, “will”, “likely”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, and “expect” or similar expressions and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the future export of cannabis from Canada to Israel; improvements in supply chain; enhancing the ability to provide high-quality cannabis products in Israel; expansion into global cannabis markets; and expectations for other economic, business, and/or competitive factors. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.

Investors are cautioned that forward-looking information is not based on historical fact but instead reflects management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company and IMC believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company and IMC. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: regulatory and licensing risks; changes in consumer demand and preferences; changes in general economic, business and political conditions, including changes in the financial markets; the global regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change; compliance with extensive government regulation; public opinion and perception of the cannabis industry. Readers are cautioned that the foregoing list of assumptions and risk factors are not exhaustive.

Any forward-looking information included in this press release is made as of the date of this press release. The Company and IMC do not undertake any intention or obligation to update or revise any forward-looking information, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking information. Forward-looking information contained in this press release are expressly qualified by this cautionary statement.